Securities and Exchange Commission
Washington, DC 20549

Schedule TO

Tender offer statement under section 14(d)(1) OR 13(e)(1)
of the Securities Exchange Act of 1934

Boston Financial Qualified Housing Limited Partnership
(Name of Subject Company(issuer))

Park G.P., Inc. (offeror)
(Names of Filing Persons (identifying status as
offeror, issuer or other person))

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Lathrop & Gage L.C.
Attn: Scott M. Herpich
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108
Telephone (816) 292-2000
(Name, address and telephone number of person
authorized to receive notices and communications
on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
$262,500(1)	$52.50

*Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not Applicable	Filing party:	Not Applicable
Form or registration no.:	Not Applicable	Date filed:	Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
           [X] third-party tender offer subject to Rule 14d-1.
           [   ] issuer tender offer subject to Rule 13e-4.
           [   ] going-private transaction subject to Rule 13e-3.
           [   ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

         This Tender Offer Statement on Schedule TO (this “Statement”) relates to an offer by Park G.P., Inc. (the “Purchaser”), a Missouri corporation, to purchase up to 12,500 units (“Units”) of limited partnership interests in BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP (the “Partnership”) at a cash purchase price of $21 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per Unit, if any, made to Unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 8, 2004, as it may be supplemented or amended from time to time (the “Offer to Purchase”), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are filed as Exhibits 12.1 and 12.2 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

Item 1. Summary Term Sheet

         Reference is hereby made to the information set forth in the cover page, “Introduction” and “Summary of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information

         (a) The name of the subject company is BOSTON FINANCIAL QUALIFIED HOUSING LIMITED PARTNERSHIP, a Delaware limited partnership. The address of the Partnership’s principal executive offices is 101 Arch Street, Boston, Massachusetts 02110-1106. The telephone number of the Partnership is (617) 439-3911.

         (b) The class of equity securities to which this Statement relates is Units of limited partnership interests in the Partnership. Reference is hereby made to the information set forth in “Certain Information Concerning the Partnership — Outstanding Units” of the Offer to Purchase, which is incorporated herein by reference.

         (c)Reference is hereby made to the information set forth in “Summary of the Offer” and “Certain Information Concerning the Partnership — Trading History of the Units” of the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

         Reference is hereby made to the information set forth in the “Certain Information Concerning the Purchaser” and Schedule I concerning the executive officers (“Executive Officers”) of Purchaser in the Offer to Purchase, which is incorporated herein by reference.

         During the last five years, none of the Purchaser or, to the knowledge of the Purchaser, any of the Executive Officers, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Terms of the Transaction

         Reference is hereby made to the information set forth in the “Summary of the Offer,” “Details of the Offer,” “Effects of the Offer” and “Federal Income Tax Matters” of the Offer to Purchase, which is incorporated herein by reference.

         The Purchaser does not currently plan to provide a subsequent offering period, as described by ule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

         Reference is hereby made to the information set forth in “Summary of the Offer” and “Certain Information Concerning the Purchaser — Prior Acquisitions of Units and Prior Contacts” of the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

         Reference is hereby made to the information set forth in “Summary of the Offer,” “Future Plans of the Purchaser” and “Effects of the Offer” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration

         Reference is hereby made to the information set forth in “Certain Information Concerning the Purchaser — Source of Funds” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

         Reference is hereby made to the information set forth in “Certain Information Concerning the Purchaser — Prior Acquisitions of Units and Prior Contacts” and “— General” of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

         Reference is hereby made to the information set forth in “Certain Legal Matters — Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.

Item 10. Financial Statements

         Certain information regarding Purchaser’s method of financing the Offer is set forth in “Certain Information Concerning the Purchaser — Source of Funds” and is incorporated herein by reference. Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; (ii) for persons selling their securities, Purchaser’s ability to finance the transaction is disclosed; and (iii) the Purchaser and its affiliates would own approximately 30% or less of the outstanding Units after the offer, which percentage could not reasonably implicate a change of control of the Partnership because we believe that the Partnership’s limited partnership agreement, which the Partnership has not granted the Purchaser access, likely requires at least an actual majority of the outstanding securities (as opposed to a majority of a quorum) for any approval by the Partnership’s limited partners, including any removal or election of a general partner; therefore, the Purchaser’s financial statements would not reasonably be material to persons not selling their securities.

Item 11. Additional Information

         Reference is hereby made to the entire text of the Offer to Purchase and the related Agreement of Transfer and Letter of Transmittal, which are incorporated herein by reference.

Item 12. Exhibits

12.1	Offer to Purchase, dated October 8, 2004.
12.2	Agreement of Transfer and Letter of Transmittal, with Instructions.
12.3	Letter to Unit Holders dated October 8, 2004.

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2004

PARK G.P., INC., a Missouri corporation

By: /s/ Christine Robinson
Christine Robinson, President

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